                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*
                                           -----


                          NEXTEL COMMUNICATIONS, INC.
                          ---------------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                         (Title of Class of Securities)

                                  65332V 103
                                  ----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 65332 V 103                   13G                Page 2 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago 36-2464372
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                2,567,274 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 2,567,274 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            2,567,274 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
             1.46%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

------------------------------------------------------------------------------

  CUSIP No. 65332 V 103                   13G                Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation 38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                5,000,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 5,000,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            5,000,000 shares indirectly.
            See Item 4 for indirect ownership through subsidiaries

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            2.85 directly, 4.50% in aggregate including holdings of subsidiaries.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:
             --------------

             NEXTEL Communications, Inc. (the "Company")

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             201 Route 17 North
             Rutherford, New Jersey 07070

Item 2(a).   Name of Person Filing:
             ---------------------

             First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and First Capital Corporation of Chicago ("FCCC"), its wholly-owned subsidiary. The agreement of FCCC and FCN to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

Item 2(b).   Address of Principal Business Office:
             ------------------------------------

             For both FCCC and FCN:
             One First National Plaza
             Chicago, Illinois 60670

Item 2(c).   Citizenship:
             -----------

             FCCC is a corporation organized under the laws of the State of Illinois. FCN is a corporation organized under the laws of the State of Delaware.

Item 2(d).   Title of Class of Securities:
             ----------------------------

             Class A Common Stock (the "Class A Common")

Item 2(e).   CUSIP Number
             ------------

             65332V 10 3

Item 3.      Type of Person Filing:
             ---------------------

             Not applicable.

Item 4.      Ownership:
             ---------

             (a)-(b) FCCC owns 2,567,274 shares of the Company's Class A Common representing 1.46% of the outstanding Class A Common. FCN owns 5,000,000 shares directly and may be deemed to own the shares owned by FCCC solely through its ownership of FCCC.

             In addition, FCN may be deemed to own 328,401 shares held by American National Bank and Trust Company of Chicago ("ANB"), a subsidiary of FCN. ANB holds such shares solely in a fiduciary capacity. In aggregate the shares owned by FCN or deemed to be owned by FCN represent 4.50% of the outstanding Class A Common.

             (c) ANB has sole voting and investment power over the shares held by it. See items 5 through 9 and item 11 on pages two and three hereof.

Item 5.      Ownership of Five Percent or Less of a Class:
             --------------------------------------------

             If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
             ------------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Member of the Group:
             --------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group:
             ------------------------------

             Not applicable.

Item 10.     Certification:
             -------------

             Not applicable.

Signature:
---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996


                                           FIRST CHICAGO NBD CORPORATION



                                           By:  /s/ Robert A. Rosholt
                                                -----------------------
                                                Robert A. Rosholt
                                                Executive Vice President and
                                                Chief Financial Officer

                                           FIRST CAPITAL CORPORATION
                                             OF CHICAGO


                                           By:  /s/ Robert A. Rosholt
                                                -----------------------
                                                Robert A. Rosholt
                                                Executive Vice President

                                                     EXHIBIT A


                                   AGREEMENT
                                   ---------

     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Class A Common Stock of NEXTEL Communications, Inc.


Date: February 12, 1996

                                        FIRST CAPITAL CORPORATION OF
                                          CHICAGO


                                        By: /s/ Robert A. Rosholt
                                           -------------------------
                                           Robert A. Rosholt
                                           Executive Vice President


                                        FIRST CHICAGO NBD CORPORATION


                                        By: /s/ Robert A. Rosholt
                                           -------------------------
                                           Robert A. Rosholt
                                           Executive Vice President and
                                            Chief Financial Officer